As filed with the Securities and Exchange Commission on ~~August 11, 2014~~January 28, 2015

File No. 812-13764

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

AMENDMENT NO. ~~6~~7 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT

GOLUB CAPITAL BDC, INC., GC ADVISORS LLC, GOLUB CAPITAL PARTNERS V, L.P., GOLUB CAPITAL PARTNERS VI, L.P., GOLUB CAPITAL PARTNERS VII, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL VII, L.P., GOLUB CAPITAL PARTNERS VIII, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL VIII, L.P., GOLUB CAPITAL PARTNERS 9, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P., GOLUB CAPITAL INTERNATIONAL LTD., GC 2009 MEZZANINE PARTNERS, L.P., GEMS FUND, L.P., GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P., ~~GOLUB CAPITAL COMPANY V LLC, GOLUB CAPITAL COMPANY VI LLC,~~ GOLUB CAPITAL COINVESTMENT, L.P., GOLUB CAPITAL CP FUNDING LLC, GOLUB CAPITAL FINANCE, LLC, GC FINANCE OPERATIONS LLC, GC FINANCE OPERATIONS II, INC., GOLUB CAPITAL FINANCE FUNDING LLC, GOLUB CAPITAL FINANCE FUNDING II LLC, GOLUB CAPITAL REVOLVER FUNDING LLC, GOLUB CAPITAL PARTNERS LTD., GOLUB CAPITAL MANAGEMENT CLO 2007-1 LTD., GOLUB CAPITAL LTD. 2005-1, GOLUB CAPITAL PARTNERS 2007-1 LTD., GOLUB CAPITAL SENIOR LOAN OPPORTUNITY FUND LTD., GC INVESTMENT MANAGEMENT LLC, GOLUB INTERNATIONAL LOAN LTD. I, GOLUB CAPITAL FUNDING CLO-8 LTD., GOLUB CAPITAL PARTNERS CLO 10 LTD., GOLUB CAPITAL PARTNERS CLO 11 LTD., GOLUB CAPITAL PARTNERS CLO 12 LTD., GOLUB CAPITAL PARTNERS CLO 14 LTD., GOLUB CAPITAL PARTNERS CLO 15 LTD., GOLUB CAPITAL PARTNERS CLO 16 LTD., GOLUB CAPITAL PARTNERS CLO 17 LTD., GOLUB CAPITAL PARTNERS CLO 18(M) LTD., GOLUB CAPITAL PARTNERS CLO 19(B) LTD., PEARLS X, L.P., SG-E2 LLC, GOLUB GP V, LLC, GOLUB GP VI, LLC, GOLUB ONSHORE GP, LLC, GOLUB OFFSHORE GP, LTD., GOLUB CAPITAL COINVESTMENT,~~ LLC, GOLUB DEBENTURE GP, LLC, GOLUB CAPITAL INCORPORATED~~ LLC, GC SYNEXUS MASTER FUND, LTD., GC SYNEXUS ADVISORS, LLC, GOLUB CAPITAL INTERNATIONAL MANAGEMENT LLC, GOLUB CAPITAL LLC, GOLUB CAPITAL INVESTMENT CORPORATION, GOLUB CAPITAL PARTNERS CLO 21(M), LTD., GOLUB CAPITAL PARTNERS CLO 22(B), LTD., GOLUB CAPITAL PARTNERS CLO 23(B), LTD., GOLUB CAPITAL PARTNERS CLO 24(M), LTD., GOLUB CAPITAL PARTNERS CLO 25(M), LTD.

150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050

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All Communications, Notices and Orders to:

David B. Golub
GC Advisors LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606

(312) 205-5050

_____
Copies to:

David J. Harris
Michael L. Sherman
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006
(202) 261-3300

~~August 11, 2014~~
January 28, 2015

_____

In the Matter of:	) AMENDMENT NO. ~~6~~7 TO THE APPLICATION
	) FOR AN ORDER PURSUANT TO SECTIONS
GOLUB CAPITAL BDC, INC., GC ADVISORS	) 57(a)(4) AND 57(i) OF THE INVESTMENT
LLC, GOLUB CAPITAL PARTNERS V, L.P.,	) COMPANY ACT OF 1940, AND RULE 17d-1
GOLUB CAPITAL PARTNERS VI, L.P., GOLUB	) UNDER THE 1940 ACT PERMITTING CERTAIN
CAPITAL PARTNERS VII, L.P., GOLUB	) JOINT TRANSACTIONS OTHERWISE
CAPITAL PARTNERS INTERNATIONAL VII,	) PROHIBITED BY SECTION 57(a)(4) OF THE 1940
L.P., GOLUB CAPITAL PARTNERS VIII, L.P.,	) ACT
GOLUB CAPITAL PARTNERS	)
INTERNATIONAL VIII, L.P., GOLUB CAPITAL	)
PARTNERS 9, L.P., GOLUB CAPITAL	)
PARTNERS INTERNATIONAL 9, L.P., GOLUB	)
CAPITAL INTERNATIONAL LTD., GC 2009	)
MEZZANINE PARTNERS, L.P., GEMS FUND,	)
L.P., GOLUB CAPITAL PEARLS DIRECT	)
LENDING PROGRAM, L.P., ~~**GOLUB CAPITAL**~~	)
~~**COMPANY V LLC, GOLUB CAPITAL**~~	)
~~**COMPANY VI LLC,**~~ **GOLUB CAPITAL**	)
COINVESTMENT, L.P., GOLUB CAPITAL CP	)
FUNDING LLC, GOLUB CAPITAL FINANCE,	)
LLC, GC FINANCE OPERATIONS LLC, GC	)
FINANCE OPERATIONS II, INC., GOLUB	)
CAPITAL FINANCE FUNDING LLC, GOLUB	)
CAPITAL FINANCE FUNDING II LLC, GOLUB	)
CAPITAL REVOLVER FUNDING LLC, GOLUB	)
CAPITAL PARTNERS LTD., GOLUB CAPITAL	)
MANAGEMENT CLO 2007-1 LTD., GOLUB	)
CAPITAL LTD. 2005-1, GOLUB CAPITAL	)
PARTNERS 2007-1 LTD., GOLUB CAPITAL	)
SENIOR LOAN OPPORTUNITY FUND LTD., GC	)
INVESTMENT MANAGEMENT LLC, GOLUB	)
INTERNATIONAL LOAN LTD. I, GOLUB	)
CAPITAL FUNDING CLO-8 LTD., GOLUB	)
CAPITAL PARTNERS CLO 10 LTD., GOLUB	)
CAPITAL PARTNERS CLO 11 LTD., GOLUB	)
CAPITAL PARTNERS CLO 12 LTD., GOLUB	)
CAPITAL PARTNERS CLO 14 LTD., GOLUB	)
CAPITAL PARTNERS CLO 15 LTD., GOLUB	)
CAPITAL PARTNERS CLO 16 LTD., GOLUB	)
CAPITAL PARTNERS CLO 17 LTD., GOLUB	)
CAPITAL PARTNERS CLO 18(M) LTD., GOLUB	)
CAPITAL PARTNERS CLO 19(B) LTD., PEARLS	)
X, L.P., SG-E2 LLC, GOLUB GP V, LLC, GOLUB	)
GP VI, LLC, GOLUB ONSHORE GP, LLC,	)
GOLUB OFFSHORE GP, LTD., GOLUB	)
CAPITAL COINVESTMENT,~~**LLC, GOLUB**~~	)
~~**DEBENTURE GP, LLC, GOLUB CAPITAL**~~	)
~~**INCORPORATED**~~ **LLC, GC SYNEXUS MASTER**	)

FUND, LTD., GC SYNEXUS ADVISORS, LLC,　　　　　　)
GOLUB CAPITAL INTERNATIONAL　　　　　　　　　　)
MANAGEMENT LLC, GOLUB CAPITAL LLC,.　　　　　　)
GOLUB CAPITAL INVESTMENT　　　　　　　　　　　　)
CORPORATION, GOLUB CAPITAL PARTNERS　　　　　)
CLO 21(M), LTD., GOLUB CAPITAL PARTNERS　　　　)
CLO 22(B), LTD., GOLUB CAPITAL PARTNERS　　　　)
CLO 23(B), LTD., GOLUB CAPITAL PARTNERS　　　　)
CLO 24(M), LTD., GOLUB CAPITAL PARTNERS　　　　)
CLO 25(M), LTD.　　　　　　　　　　　　　　　　　　)
　　　　　　　　　　　　　　　　　　　　　　　　　　　　)
　　　　　　　　　　　　　　　　　　　　　　　　　　　　)
　　　150 South Wacker Drive, Suite 800　　　　　　　)
　　　Chicago, Illinois 60606　　　　　　　　　　　　　)
　　　(312) 205-5050　　　　　　　　　　　　　　　　　　)
　　　　　　　　　　　　　　　　　　　　　　　　　　　　)
　　　File No. 812-13764　　　　　　　　　　　　　　　　)
　　　Investment Company Act of 1940　　　　　　　　)
　　　　　　　　　　　　　　　　　　　　　　　　　　　　)
　　　　　　　　　　　　　　　　　　　　　　　　　　　　)

INTRODUCTION

The following entities hereby request an order (the "***Order***") of the U.S. Securities and Exchange Commission (the "***Commission***") pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the "***1940 Act***"), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):[1]

- Golub Capital BDC, Inc. ("***GBDC***");

- Golub Capital BDC, Inc. Investment Corporation (the "***Company***"***GCIC***");

- GC Advisors LLC, the Company GBDC's and GCIC's investment adviser ("***GC Advisors***"). The term "***Adviser***" means (a) GC Advisors, (b) the "***Controlled Advisors***" set forth in Schedule A hereto, and (c) any future investment adviser that controls, is controlled by or is under common control with GC Advisors and is registered as an investment adviser under the Investment Advisers Act of 1940 (the "***Advisers Act***"). ; and

- The investment vehicles set forth in Schedule A hereto, each of which is an entity whose investment adviser is an Adviser (the "***Existing Funds***"), and the general partners or managing members of those Existing Funds, each also set forth in Schedule A hereto (the "***Fund GPs***").

The Company, Regulated Funds,[2] the Advisers, the Existing Funds and the Fund GPs may be referred to herein as the "***Applicants***."

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[1]　Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the 1940 Act.

[2]　The term "***Regulated Funds***" means GBDC, GCIC, and any future closed-end management investment company that has elected to be regulated as a BDC (as defined below) or is registered under the 1940 Act, whose investment adviser is an Adviser (as defined below) and who intends to participate in the Co-Investment Program (as defined below).

The relief requested in this application (the "***Application***") would allow ~~the Company on the one hand, and~~ one or more Regulated Funds[2] and Funds[3] ~~on the other hand,~~ to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 57(a)(4) and the rules under the 1940 Act (the "***Co-Investment Program***"). For purposes of this Application, a "***Co-Investment Transaction***" shall mean any transaction in which ~~the Company~~one or more Regulated Funds (or ~~its~~a Wholly-Owned Investment Subsidiary) participated together with one or more Regulated Funds and Funds in reliance on the Order and a "***Potential Co-Investment Transaction***" shall mean any investment opportunity in which the ~~Company~~Regulated Funds (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more Regulated Funds and Funds without obtaining and relying on the Order.~~3~~4

~~The Company~~A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subsidiaries. A Wholly-Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with another Regulated Fund or any Fund because it would be a company controlled by the ~~Company~~applicable Regulated Fund, for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the ~~Company~~applicable Regulated Fund, and that ~~the~~such Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the requested order, as though the ~~Company~~Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the ~~Company~~Regulated Fund's investments and, therefore, no conflicts of interest could arise between ~~the Company~~such Regulated Fund and ~~the~~its respective Wholly-Owned Investment ~~Subsidiary~~Subsidiaries. The ~~Company's~~ Board[5] of the Regulated Fund would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction, and the ~~Company's~~ Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the ~~Company's~~ place of the Regulated Fund. If ~~the Company~~a Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, ~~the Company's~~its Board will also be informed of, and take into consideration, the relative participation of the ~~Company~~Regulated Fund and the Wholly-Owned Investment Subsidiary.

All existing entities that currently intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

I. APPLICANTS

A. Golub Capital BDC

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[2]3 The term "***Fund***" means (i) the Existing Funds and (ii) any Future Fund. "***Future Fund***" means an entity (i) whose investment adviser is an Adviser and (ii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

[3]4 The term "***Wholly-Owned Investment Subsidiary***" means an entity (a) whose sole business purpose is to hold one or more investments on behalf of ~~the Company~~a Regulated Fund (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the SBA Act (as defined below) and issue debentures guaranteed by the SBA (as defined below)); (b) that is wholly-owned by ~~the Company~~a Regulated Fund (with ~~the Company~~such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the ~~Company's~~ Board of the Regulated Fund has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary's participation under the conditions to this Application; and (d) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. The term "***SBIC Subsidiary***" means a Wholly-Owned Investment Subsidiary that is licensed by the Small Business Administration (the "***SBA***") to operate under the Small Business Investment Act of 1958, as amended, (the "***SBA Act***") as a small business investment company (a "***SBIC***").

[5] The term "***Board***" means the board of directors of a Regulated Fund.

~~The Company~~GBDC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company ("***BDC***") under the 1940 Act.[~~4~~6] ~~The Company~~GBDC, which was organized in Delaware on November 9, 2009 as a limited liability company and converted into a Delaware corporation on April 13, 2010, completed its initial public offering on April 14, 2010. ~~The Company~~GBDC has made an election to be treated as a regulated investment company ("***RIC***") under Subchapter M of the Internal Revenue Code of 1986 (the "***Code***"), and intends to continue to make such election in the future. ~~The Company~~GBDC's principal place of business is 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606.

GBDC seeks to maximize the total return to its stockholders through both current income and capital appreciation through debt and minority equity investments. GBDC intends to achieve its investment objective by (1) accessing the established loan origination channels developed by Golub Capital LLC and its affiliates (collectively "***Golub Capital***"), a leading lender to middle-market companies, (2) selecting investments within its core middle-market company focus, (3) partnering with experienced sponsors, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital. GBDC expects that its income will be generated primarily from the difference between the interest income generated by its investments and the cost of its capital. GBDC believes that its investment strategy will allow GBDC to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

GBDC's business and affairs are managed under the direction of its Board. GBDC's Board consists of six members, four of whom are not "interested persons" of GBDC as defined in Section 2(a)(19) of the 1940 Act ("***Independent Directors***").[7] GBDC's Board has delegated daily management and investment authority to GC Advisors pursuant to the Investment Advisory Agreement,[8] dated July 16, 2010. An affiliate of GC Advisors, Golub Capital LLC, provides the administrative services necessary for GBDC to operate.

B. Golub Capital Investment Corporation

GCIC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. GCIC was incorporated in Maryland on September 22, 2014 and commenced operations on December 31, 2014. GCIC intends to make an election to be treated as a RIC under Subchapter M of the Code. GCIC's principal place of business is 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606.

~~The Company~~GCIC seeks to maximize the total return to its stockholders through both current income and capital appreciation through debt and minority equity investments. ~~The Company~~GCIC intends to achieve its investment objective by (1) accessing the established loan origination channels developed by Golub Capital

[~~4~~6] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities. The Company filed its election to be a BDC on April 12, 2010.

[7] Currently, Lawrence E. Golub serves as a Director and Chairman of the Board of each of GBDC and GCIC and David B. Golub serves as a Director and Chief Executive Officer of GBDC and as a Director, President and Chief Executive Officer of GCIC ("***Principals***"). Messrs. Lawrence E. Golub and David B. Golub and certain trusts for the benefit of their families also have direct or indirect beneficial ownership and financial interests in certain of the Funds, GC Advisors and other Applicants. It is not expected that Messrs. Lawrence E. Golub and David B. Golub will have a direct or indirect financial interest in any Co-Investment Transaction, other than through any direct or indirect interest they may have in the Funds, GC Advisors and other Applicants. No Director who is an Independent Director with respect to the Co-Investment Program will have a direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest in the securities of a Regulated Fund.

[8] The term "***Investment Advisory Agreement***" means, as applicable, (i) the investment advisory agreement by and between GC Advisors and GBDC, (ii) the investment advisory agreement by and between GC Advisors and GCIC, and (iii) any investment advisory agreement to be entered into by an Adviser and a Regulated Fund.

Incorporated ~~and Golub Capital LLC (collectively "*Golub Capital*")~~, (2) selecting investments within its core middle-market company focus, (3) partnering with experienced ~~private equity firms, or~~ sponsors, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital~~, a leading lender to middle market companies~~. ~~The Company.~~ GCIC expects that its income will be generated primarily from the difference between the interest income generated by its investments and the cost of its capital. ~~The Company~~GCIC believes that its ~~proposed~~ investment strategy will allow ~~the Company~~GCIC to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

~~The Company~~GCIC's business and affairs are managed under the direction of its ~~board of directors (the "*Board*"). The~~ Board ~~consists of six members, four of whom are not "interested persons" of~~ the Company ~~as defined in Section 2(a)(19) of the 1940 Act ("~~Board. GCIC's Board consists of the same six members as GBDC's Board, four of whom are Independent Directors").[5] ~~The~~GCIC's Board has delegated daily management and investment authority to GC Advisors pursuant to ~~an investment advisory agreement (~~the "Investment Advisory Agreement")~~,~~. dated ~~July 16, 2010.~~as of December 31, 2014. An affiliate of GC Advisors, Golub Capital LLC, provides the administrative services necessary for ~~the Company~~GCIC to operate.

C. ~~B.~~ The Advisers

GC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Advisers Act, serves as the investment adviser to ~~the Company~~each of GBDC and GCIC pursuant to the applicable Investment Advisory Agreement.[6][9] Subject to the overall supervision of ~~the Board~~their respective Boards, GC Advisors will manage the day-to-day operations of, and provide investment advisory and management services to, ~~the Company~~each of GBDC and GCIC. Under the terms of ~~the~~each Investment Advisory Agreement, GC Advisors will: (i) determine the composition of the ~~Company's~~investment portfolio of the applicable Regulated Fund, the nature and timing of the changes to ~~the Company's~~such portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments ~~the Company makes~~ (including performing due diligence on ~~the Company's~~ prospective portfolio companies); (iii) close and monitor the investments ~~the Company makes~~; and (iv) determine the securities and other assets ~~that the Company will purchase, retain or sell~~to be purchased, retained or sold. GC Advisors' services under ~~the~~each Investment Advisory Agreement will not be exclusive, and it is free to furnish similar services to other entities.

Golub Capital LLC is a wholly-owned subsidiary of GC Advisors, and, pursuant to a staffing agreement with GC Advisors, Golub Capital LLC makes experienced investment professionals available to GC Advisors and provides access to the senior investment personnel of Golub Capital LLC and its affiliates.

Each existing Controlled Adviser is a "relying adviser"[7][10] of, and under common control with, GC Advisors. Future Controlled Advisers similarly will be relying advisers of GC Advisors or separately registered as investment advisers. ~~GC Advisors and the Controlled Advisers share personnel and resources and share information freely with each other. There are no information barriers separating GC Advisors and the Controlled Advisers. The~~

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[5] ~~Currently, Lawrence E. Golub serves as a Director and Chairman of the Board and David B. Golub serves as a Director and Chief Executive Officer of the Company ("*Principals*"). Messrs. Lawrence E. Golub and David B. Golub and certain trusts for the benefit of their families also have direct or indirect beneficial ownership and financial interests in certain of the Funds, GC Advisors and other Applicants. It is not expected that Messrs. Lawrence E. Golub and David B. Golub will have a direct or indirect financial interest in any Co-Investment Transaction, other than through any interest they have in securities of the Company or any interest in another Applicant. No Independent Director will have any direct, and no Eligible Director (as defined below) will have any indirect, financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company.~~

[6] ~~The Company's senior~~[9] Senior management of GBDC and GCIC and members of GC Advisors' investment committee may have ownership and financial interests in GC Advisors, the ~~Company~~Funds and other Applicants, and Messrs. Lawrence E. Golub and David B. Golub are control persons of GC Advisors.

[7][10] See American Bar Association, Business Law Section, SEC No-Action Letter, available at http://www.sec.gov/divisions/investment/noaction/2012/aba011812.htm (January 18, 2012).

~~Fund GPs are not Controlled Advisers and do not serve as investment advisers to any of the Funds.~~ Applicants acknowledge that the staff is not expressing, and do not request that the staff express, any view with respect to the Controlled Advisers acting as a relying adviser of GC Advisors. ~~8~~11

GC Advisors or a Controlled Adviser currently serves as investment adviser to each of the Existing Funds. ~~The Company~~GBDC and GCIC may seek to co-invest with the Funds.

D. ~~C.~~ Existing Funds and Fund GPs

The Existing Funds consist of Golub Capital Partners V, L.P., Golub Capital Partners VI, L.P., Golub Capital International Ltd., GC 2009 Mezzanine Partners, L.P., GEMS Fund L.P., Golub Capital Partners VII, L.P., Golub Capital Partners International VII, L.P., Golub Capital Partners VIII, L.P., Golub Capital Partners International VIII, L.P., Golub Capital Partners 9, L.P., Golub Capital Partners International 9, L.P., Golub Capital Pearls Direct Lending Program, L.P., Golub Capital Coinvestment, L.P. ~~and~~, GC Synexus Master Fund, Ltd., Golub Capital CP Funding LLC, Golub Capital Finance, LLC, GC Finance Operations LLC, GC Finance Operations II LLC, GC Finance Funding LLC, GC Finance Funding II LLC, Golub Capital Revolver Funding LLC, Golub Capital Partners Ltd., Golub Capital Management CLO 2007-1 Ltd., Golub Capital Ltd. 2005-1, Golub Capital Partners 2007-1 Ltd., Golub Capital Senior Loan Opportunity Fund Ltd., Golub Capital International Loan Ltd. I, Golub Capital Funding CLO-8 Ltd., Golub Capital Partners CLO 10 Ltd., Golub Capital Partners CLO 11 Ltd., Golub Capital Partners CLO 12 Ltd., Golub Capital Partners CLO 14 Ltd., Golub Capital Partners CLO 15 Ltd., Golub Capital Partners CLO 16 Ltd., Golub Capital Partners CLO 17 Ltd., Golub Capital Partners CLO 18(M) Ltd., Golub Capital Partners CLO 19(B) Ltd., Pearls X, L.P., SG-E2 LLC, Golub Capital Partners CLO 21(M), Ltd., Golub Capital Partners CLO 22(B), Ltd., Golub Capital Partners CLO 23(B), Ltd., Golub Capital Partners CLO 24(M), Ltd., Golub Capital Partners CLO 25(M), Ltd.. Each Existing Fund would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Golub Capital Partners V, L.P. Golub Capital Partners V, L.P. ("***Golub Capital V***") is a Delaware limited partnership. Golub GP V, LLC is the general partner of Golub Capital V. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital V's management, operations and administration.

The investment strategy of Golub Capital V is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners VI, L.P. Golub Capital Partners VI, L.P. ("***Golub Capital VI***") is a Delaware limited partnership. Golub GP VI, LLC is the general partner of Golub Capital VI. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital VI's management, operations and administration.

The investment strategy of Golub Capital VI is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital International Ltd. Golub Capital International Ltd. ("***Golub Capital International***") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC Investment Management LLC, an United States Virgin Islands limited liability company ("***GC IM***"), is the investment adviser of Golub Capital International. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser. GC ~~Investment Management LLC~~IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

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[11] Based on counsel's view that the facts relating to GC Advisors and the Controlled Advisers are consistent with the facts and policy reflected in the positions expressed by the Commission, GC Advisors and the Controlled Advisers believe that the Controlled Advisers are "relying advisers" of GC Advisors, and as such, GC Advisors and the Controlled Advisers together filed a single Form ADV.

The investment strategy of Golub Capital International is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GC 2009 Mezzanine Partners, L.P. GC 2009 Mezzanine Partners, L.P. ("*Mezzanine Fund*") is a Delaware limited partnership. Golub Onshore GP, LLC, a Delaware limited liability company ("*Golub Onshore GP*"), is the general partner of Mezzanine Fund. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business ~~operations~~ of the general partner. The general partner will have ultimate responsibility for the Mezzanine Fund's management, operations and administration.

The investment strategy of Mezzanine Fund is to generate strong risk-adjusted net returns by assembling a diversified portfolio of mezzanine investments across a range of industries and financial sponsors.

GEMS Fund L.P. GEMS Fund L.P. ("*GEMS Fund*") is a Delaware limited partnership. Golub Onshore GP is the general partner of GEMS Fund. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business operations of the general partner. The general partner will have ultimate responsibility for the GEMS Fund's management, operations and administration.

The investment strategy of GEMS Fund is to generate strong risk-adjusted net returns by assembling a portfolio of proprietary secondary investments and other investment opportunities that generally fall outside the structure or mandate of Golub Capital's traditional direct lending funds.

Golub Capital Partners VII, L.P. Golub Capital Partners VII, L.P. ("*Golub Capital VII*") is a Delaware limited partnership. Golub Onshore GP is the general partner of Golub Capital VII. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital VII's management, operations and administration.

The investment strategy of Golub Capital VII is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners International VII, L.P. Golub Capital Partners International VII, L.P. ("*Golub Capital International VII*") is an exempted limited partnership in the Cayman Islands. Golub Offshore GP, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands ("*Golub Offshore GP*"), is the general partner of Golub Capital International VII. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital International VII's management, operations and administration.

The investment strategy of Golub Capital International VII is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners VIII, L.P. Golub Capital Partners VIII, L.P. ("*Golub Capital VIII*") is a Delaware limited partnership. Golub Onshore GP ~~VIII, LLC~~ is the general partner of Golub Capital VIII. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital VIII's management, operations and administration.

The investment strategy of Golub Capital VIII is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners International VIII, L.P. Golub Capital Partners International VIII, L.P. ("*Golub Capital International VIII*") is an exempted limited partnership in the Cayman Islands. Golub Offshore GP, ~~Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands~~ ("*Golub Offshore GP*"), is the general partner of Golub Capital International VIII. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital International VIII's management, operations and administration.

Golub Capital Partners 9, L.P. Golub Capital Partners 9, L.P. ("***Golub Capital 9***") is a Delaware limited partnership. Golub Onshore GP, LLC is the general partner of Golub Capital 9. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital 9's management, operations and administration.

The investment strategy of Golub Capital 9 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners International 9, L.P. Golub Capital Partners International 9, L.P. ("***Golub Capital International 9***") is an exempted limited partnership in the Cayman Islands. Golub Offshore GP is the general partner of Golub Capital International 9. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital International 9's management, operations and administration.

The investment strategy of Golub Capital International 9 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Pearls Direct Lending Program, L.P. Golub Capital Pearls Direct Lending Program, L.P. ("***Golub Capital Pearls Direct***") is a Delaware limited partnership. GC AdvisorsGolub Onshore GP is the general partner of Golub Capital Pearls Direct. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital Pearls Direct's management, operations and administration.

The investment strategy of Golub Capital Pearls Direct is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Coinvestment, L.P. Golub Capital Coinvestment, L.P. ("***Golub Capital Coinvestment***") is a Delaware limited partnership. Golub Capital Coinvestment LLC, a Delaware limited liability company, is the general partner of Golub Capital Coinvestment. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Golub Capital Coinvestment's management, operations and administration.

The investment strategy of Golub Capital Coinvestment is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GC Synexus Master Fund, Ltd. GC Synexus Master Fund, Ltd. ("***GC Synexus Master Fund***") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC Synexus Advisors, LLC, a Delaware limited liability company, is the investment advisor of GC Synexus Master Fund. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for GC Synexus Master Fund's management, operations and administration.

The investment strategy of GC Synexus Master Fund is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

The Funds and the Company may be under common control. Any of the Funds, Fund GPs or Controlling Adviser would be deemed to be a person identified in Section 57(b) of the 1940 Act if it is an affiliated person of GC Advisors within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Company.

Golub Capital CP Funding LLC. Golub Capital CP Funding LLC ("***Golub Capital CP***") is a Delaware limited liability company. GC Advisors is the manager of Golub Capital CP. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. The manager will have ultimate responsibility for Golub Capital CP's management, operations and administration.

The investment strategy of Golub Capital CP is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Finance, LLC. Golub Capital Finance, LLC ("***Golub Capital Finance***") is a Delaware limited liability company. GC Advisors is the manager of Golub Capital Finance. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. The manager will have ultimate responsibility for Golub Capital Finance's management, operations and administration.

The investment strategy of Golub Capital Finance is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GC Finance Operations LLC. GC Finance Operations LLC ("***GC Fin Ops***") is a Delaware limited liability company. Golub Capital Finance is the managing member of GC Fin Ops. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the managing member. The managing member will have ultimate responsibility for GC Fin Ops' management, operations and administration.

The investment strategy of GC Fin Ops is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GC Finance Operations II LLC. GC Finance Operations II LLC ("***GC Fin Ops II***") is a Delaware limited liability company. GC Advisors is the manager of GC Fin Ops II. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. The manager will have ultimate responsibility for GC Fin Ops II's management, operations and administration.

The investment strategy of GC Fin Ops II is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GC Finance Funding LLC. GC Finance Funding LLC ("***GC Finance Funding***") is a Delaware limited liability company. GC Fin Ops II is the sole member of GC Finance Funding, and GC Advisors is the manager of GC Fin Ops II. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager to the sole member. The manager will have ultimate responsibility for GC Finance Funding's management, operations and administration.

The investment strategy of GC Finance Funding is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GC Finance Funding II LLC. GC Finance Funding II LLC ("***GC Finance Funding II***") is a Delaware limited liability company. GC Finance Guarantor, LLC, a Delaware limited liability company, is the sole member of GC Finance Funding II, Golub Capital Finance is the managing member of the sole member, and GC Advisors is the manager of Golub Capital Finance. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. The manager will have ultimate responsibility for GC Finance Funding II's management, operations and administration.

The investment strategy of GC Finance Funding II is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Revolver Funding LLC. Golub Capital Revolver Funding LLC ("***Golub Capital Revolver Funding***") is a Delaware limited liability company. GC Fin Ops is the sole member of Golub Capital Revolver Funding and GC Advisors is the investment manager of GC Fin Ops. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment manager. The investment manager will have ultimate responsibility for Golub Capital Revolver Funding's management, operations and administration.

The investment strategy of Golub Capital Revolver Funding is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners Ltd. Golub Capital Partners Ltd. ("*Golub Capital Partners*") is an exempted limited partnership in the Cayman Islands. GC IM is the manager of Golub Capital Partners, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of Golub Capital Partners is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Management CLO 2007-1 Ltd. Golub Capital Management CLO 2007-1 Ltd. ("*Golub Capital Management CLO 2007-1*") is an exempted company incorporated and existing under the laws of the Cayman Islands. Golub Capital LLC is the collateral manager to Golub Capital Management CLO 2007-1. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the collateral manager. Golub Capital LLC will have ultimate responsibility for Golub Capital Management CLP 2007-1's management, operations and administration.

The investment strategy of Golub Capital Management CLP 2007-1 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Ltd. 2005-1. Golub Capital Ltd. 2005-1 ("*Golub Capital 2005-1*") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of Golub Capital 2005-1, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of Golub Capital 2005-1 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners 2007-1 Ltd. Golub Capital Partners 2007-1 Ltd. ("*GCP 2007-1*") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP 2007-1, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP 2007-1 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Senior Loan Opportunity Fund Ltd. Golub Capital Senior Loan Opportunity Fund Ltd. ("*Golub Capital SLO Fund*") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of Golub Capital SLO Fund, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of Golub Capital SLO Fund is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital International Loan Ltd. I. Golub Capital International Loan Ltd. I ("*Golub Capital International Loan I*") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of Golub Capital International Loan I, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of Golub Capital International Loan I is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Funding CLO-8 Ltd. Golub Capital Funding CLO-8 Ltd. ("*GCF CLO-8*") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCF CLO-8, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCF CLO-8 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 10 Ltd. Golub Capital Partners CLO 10 Ltd. ("*GCP CLO 10*") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 10, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 10 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 11 Ltd. Golub Capital Partners CLO 11 Ltd. ("*GCP CLO 11*") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 11, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 11 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 12 Ltd. Golub Capital Partners CLO 12 Ltd. ("*GCP CLO 12*") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 12, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 12 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 14 Ltd. Golub Capital Partners CLO 14 Ltd. ("*GCP CLO 14*") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 14, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 14 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 15 Ltd. Golub Capital Partners CLO 15 Ltd. ("*GCP CLO 15*") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 15, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 15 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 16 Ltd. Golub Capital Partners CLO 16 Ltd. ("**GCP CLO 16**") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 16, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 16 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 17 Ltd. Golub Capital Partners CLO 17 Ltd. ("**GCP CLO 17**") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 17, and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 17 is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 18(M) Ltd. Golub Capital Partners CLO 18(M) Ltd. ("**GCP CLO 18(M)**") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 18(M), and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 18(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 19(B) Ltd. Golub Capital Partners CLO 19(B) Ltd. ("**GCP CLO 19(B)**") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 19(B), and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 19(B) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Pearls X, L.P. Pearls X, L.P. ("**Pearls X**") is a Delaware limited partnership. GC Advisors is the general partner of Pearls X. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner. The general partner will have ultimate responsibility for Pearls X's management, operations and administration.

The investment strategy of Pearls X is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

SG-E2 LLC. SG-E2 LLC is a Delaware limited liability company. GC Advisors is the statutory manager and investment adviser of SG-E2 LLC. GC Advisors will have ultimate responsibility for SG-E2 LLC's management, operations and administration.

The investment strategy of SG-E2 LLC is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 21(M), Ltd. Golub Capital Partners CLO 21(M), Ltd. ("**GCP CLO 21(M)**") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 21(M), and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 21(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 22(B), Ltd. Golub Capital Partners CLO 22(B), Ltd. ("**GCP CLO 22(B)**") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 22(B), and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 22(B) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 23(B), Ltd. Golub Capital Partners CLO 23(B), Ltd. ("**GCP CLO 23(B)**") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 23(B), and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 23(B) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 24(M), Ltd. Golub Capital Partners CLO 24(M), Ltd. ("**GCP CLO 24(M)**") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 24(M), and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 24(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners CLO 25(M), Ltd. Golub Capital Partners CLO 25(M), Ltd. ("**GCP CLO 25(M)**") is an exempted company incorporated and existing under the laws of the Cayman Islands. GC IM is the manager of GCP CLO 25(M), and GC Advisors is the subadviser to Golub Capital Partners. Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the manager. GC IM will have ultimate responsibility for Golub Capital International's management, operations and administration.

The investment strategy of GCP CLO 25(M) is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

The Regulated Funds and the Funds may be under common control. Any of the Funds, Fund GPs or Controlling Adviser would be deemed to be a person identified in Section 57(b) of the 1940 Act if it is an affiliated person of GC Advisors within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Regulated Funds.

II. RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A. Co-Investment in Portfolio Companies by the ~~Company~~Regulated Funds and the Funds

1. Mechanics of the Co-Investment Program

In selecting investments for ~~the Company~~each Regulated Fund, GC Advisors will separately consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to ~~the Company~~that particular Regulated Fund. Likewise, when selecting investments for the Funds, GC Advisors or a Controlled Adviser will select investments separately for each Fund, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular Fund. The ~~Company's~~ investment objectives and strategies (the "**Objectives and Strategies**") of each Regulated Fund, as described in ~~the Company's~~its registration ~~statement on Form N-2,~~statements or other filings ~~the Company has~~ made with the Commission under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, and ~~the Company's~~its reports to stockholders ~~(the "*Objectives and Strategies*")~~, and the investment objectives and strategies of the Funds are substantially similar, and GC Advisors anticipates that a portfolio company that is an appropriate investment for ~~the Company~~one or more Regulated Funds will normally also be an appropriate investment for one or more Funds. Therefore, to the extent a Potential Co-Investment Transaction falls within ~~the Objectives and Strategies of the Company and~~ the investment objectives and strategies of one or more Regulated Funds and Funds, ~~the Company~~each Regulated Fund intends to co-invest with the Funds, with certain exceptions based on factors such as available capital, investment size or diversification.[12] GC Advisors and the Controlled Advisers currently share offices and frequently communicate to assist one another in providing investment management services to the ~~Company~~Regulated Funds and Funds. GC Advisors and the Controlled Advisers have ~~approximately 160~~more than 200 employees, the majority of which work on matters for GC Advisors and one or more Controlled Advisers and information about potential investment opportunities is routinely disseminated among GC Advisors and the Controlled Advisers. The personnel overlap and coordination among GC Advisors and the Controlled Advisers ensures that all relevant investment opportunities will be brought to the ~~Company's~~ attention of each Regulated Fund. GC Advisors will receive all information regarding all investment opportunities that fall within the then-current Objectives and Strategies of such Regulated Fund.

Under the Co-Investment Program, pursuant to written policies and procedures adopted by GC Advisors and the Controlled Advisers (the "**Allocation Policy**"), each Potential Co-Investment Transaction would be allocated between the ~~Company, on the one hand, and the~~ participating Regulated Funds ~~on the other hand~~and Funds pro rata based on the relative total capital of the participants (total capital being equal to raised equity plus available debt). With respect to ~~the Company's~~ participation in a Potential Co-Investment Transaction by a Regulated Fund, each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority.~~9~~ of the applicable Board.[13] The information provided to the Eligible Directors about a Potential Co-Investment Transaction will include information about the total capital of ~~the Company~~such Regulated Fund and the other participating Regulated Funds and/or Funds to assist the Eligible Directors with their review of the ~~Company's~~ investments by such Regulated Fund for compliance with the Allocation Policy. Additionally GC Advisors will regularly review with ~~the Company's~~each Board the Allocation Policy and how the Allocation Policy has been applied in the context of the ~~Company's~~ investments by each Regulated Fund. No Eligible Director will have a direct or indirect financial interest in any Co-Investment Transaction, other than through any interest such Eligible Director may have in securities of ~~the Company~~a Regulated Fund. All subsequent activity (*i.e.*, exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the terms and conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to ~~the~~

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[12] A Regulated Fund, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[9][13] The term "**Required Majority**" has the meaning provided in section 57(o) of the 1940 Act. The term "**Eligible Directors**" means the directors who are eligible to vote under section 57(o) of the 1940 Act.

~~Company~~a Regulated Fund's purchase be the same as those applicable to the purchase by the other participating Regulated Funds and Funds.

~~When evaluating a Potential Co-Investment Transaction, GC Advisors will determine whether participation in the Potential Co-Investment Transaction is appropriate for the Company and any Funds based on, among other criteria, the Company's Objectives and Strategies, each Funds' investment objectives and strategies, and the Company's and each Fund's investment position and capital available for investment. If a Potential Co-Investment Transaction is an appropriate investment for the Company or a Fund, prior to entering into the Potential Co-Investment Transaction, GC Advisors and any Controlled Adviser will determine separately the amount of the proposed investment to be made in the Potential Co-Investment Transaction by the Company and any participating Funds (each a "Recommended Amount"). GC Advisors will determine the Recommended Amount for the Company and any Fund for which it acts as investment adviser; a Controlled Adviser will determine the Recommended Amount for any Fund for which it acts as investment adviser. The Company and each Fund will receive individualized investment advice, and the investment decisions for the Company will be made without regard to the investment needs of any other Fund. If sufficient securities or loan amounts are available to satisfy the Company's and each Fund's Recommended Amount, the investment opportunity will be allocated among the Company and the Funds in accordance with the Recommended Amount determined by GC Advisors' and/or each Controlled Adviser. If sufficient securities or loan amounts are not available to satisfy the Company's and each Fund's Recommended Amount, the amount of the investment opportunity will be allocated among the Company and each Fund pro rata based on the relative total capital of the Company and the participating Funds up to the amount proposed to be invested by each.~~

As noted above, all subsequent activity (i.e., to sell, exchange or otherwise dispose of an investment or to complete a Follow-On Investment[~~10~~14]) in respect of an investment acquired in a Co-Investment Transaction will also be made in accordance with the terms and conditions set forth in this Application. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, ~~the Company~~a participating Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Fund and ~~the Company~~Regulated Fund in such disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the applicable Board has approved ~~the Company~~such Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of ~~the Company~~such Regulated Fund. If the Board of a Regulated Fund does not so approve, any such disposition or Follow-On Investment will be submitted to the Eligible Directors. The Board of a Regulated Fund may at any time rescind, suspend or qualify ~~its~~their respective approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

Under condition 14, if an Adviser, the Principals, any person controlling, controlled by, or under common control with an Adviser or the Principals, and the Funds (collectively, the "*Holders*") own in the aggregate more than 25% of the outstanding voting securities of ~~the Company~~a Regulated Fund ("*Shares*"), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of an Adviser or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any such voting trust or proxy adviser, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors they deem relevant.

[~~10~~14] "*Follow-On Investment*" means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

2.   Reasons for the Co-Investment Program

The Applicants believe the Co-Investment Program will increase favorable investment opportunities for the ~~Company~~Regulated Funds. However, the Co-Investment Program will be implemented only if it is approved by the Required Majority on the basis that it would be advantageous for the ~~Company~~Regulated Funds to have the additional capital from the other Regulated Funds and Funds available to meet the funding requirements of portfolio companies. A BDC that makes investments of the type contemplated by ~~the Company~~each of GBDC and GCIC typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or prudential limits on exposure to a single investment. In addition, the Code imposes diversification requirements on companies, such as ~~the Company~~GBDC and GCIC, which seek certain favorable tax treatment under Subchapter M of the Code.~~11~~15

In view of the foregoing, in cases where GC Advisors identifies an investment opportunity that requires a capital commitment that exceeds ~~the Company~~a Regulated Fund's legal or prudential limits, it must seek the participation of other entities with similar investment styles. The availability of the other Regulated Funds and the Funds as investing partners of ~~the Company~~a Regulated Fund may thus alleviate that necessity in certain circumstances and allow ~~the Company~~such Regulated Fund to participate in attractive opportunities at levels that are appropriate ~~for the Company~~.

~~The Company~~A Regulated Fund could lose some investment opportunities if ~~it~~either could not provide all of the financing needed by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by GC Advisors due to the ~~Company's~~ inability of a Regulated Fund to commit the full amount of financing required by the portfolio company in a timely manner (*i.e.*, without the delay that typically would be associated with obtaining single-transaction authorization from the Commission). By reducing the number of occasions on which the ~~Company's~~ individual or aggregate investment limits of a Regulated Fund require GC Advisors to arrange a syndication with unaffiliated entities, the ~~Company~~Regulated Funds will likely be required to forego fewer suitable investment opportunities. With the assets of the other Regulated Funds and the Funds available for co-investment, there should be an increase in the number of opportunities accessible to ~~the Company~~each Regulated Fund.

GC Advisors and the ~~Board~~Boards of GBDC and GCIC believe that it will be advantageous for ~~the Company~~GBDC and GCIC to co-invest with the Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to ~~the Company~~each of GBDC and GCIC.

GC Advisors and the ~~Board~~Boards of GBDC and GCIC also believe that co-investment by ~~the Company~~GBDC, GCIC and the Funds will afford ~~the Company~~GBDC and GCIC, respectively, the ability to achieve greater diversification and, together with the other Regulated Funds and the Funds, the opportunity to exercise greater influence on the portfolio companies in which ~~the Company~~GBDC, GCIC and the participating Funds co-invest. GC Advisors and the ~~Board~~Boards of GBDC and GCIC believe that the allocation methodology described herein provides for the equitable allocation of co-investments and takes into account the current capacity of ~~the Company~~GBDC, GCIC and participating Funds to make the type of investment presented by the co-investment opportunity. GC Advisors does not have incentive to favor a co-investing Fund over ~~the Company~~GBDC or GCIC because the Funds, GCIC and ~~the Company~~GBDC have similar compensation structures, which include a base management fee and a performance fee component, and although the precise formulation of those fees may vary among co-investing entities, the fees paid by ~~the Company~~each of GBDC and GCIC to GC Advisors are comparable to the fees paid by the Funds. Additionally, GC Advisors typically serves as the primary contact with an issuer in a Potential Co-Investment Transaction, which would limit the ability of a co-investing entity to seek to increase its desired amount in anticipation of a shortage of the opportunity.

~~11~~15   *See* I.R.C. § 851(b)(4).

B. **Applicable Law**

1.   Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (*e.g.* , Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.   Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an "affiliated person" of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C. Need for Relief

Certain transactions effected as part of the Co-Investment Program may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder with respect to a Regulated Fund. Because GC Advisors or a Controlled Adviser is the investment adviser to each of the Regulated Funds and the Funds, the CompanyRegulated Funds and the Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) if the Regulated Funds and the Funds are deemed to be controlled by or under common control with GC Advisorsan Adviser. Thus, aeach Regulated Fund and Fund could be deemed to be a person related to the Companya Regulated Fund in a manner described by Section 57(b) and therefore subject to the restrictions of Section 57(a)(4) and Rule 17d-1 in connection with its participation in the Co-Investment Program.

D. Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1, permitting the Regulated Funds and the Funds to participate with the Company in the Co-Investment Program.

E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.[12][16] Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by WhiteHorse Finance,Garrison Capital Inc. and its affiliates, for which an order was granted on January 12, 2015, WhiteHorse Finance, Inc. and its affiliates, for which an order was granted on July 8, 2014, PennantPark Investment Corporation and its affiliates, for which an order was granted on April 15, 2014, Medley

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[12] [16] Garrison Capital Inc. (File No. 812-14097), Release No. IC-31409 (January 12, 2015) (order); Release No. IC 31080 (December 17, 2014) (notice); TPG Specialty Lending, Inc. (File No. 812-13980), Release No. IC-31379 (December 16, 2014) (order); Release No. IC-31338 (November 25, 2014) (notice); WhiteHorse Finance, Inc. (File No. 812-14120), Release No. IC-31152 (July 8, 2014) (order); Release No. IC 31080 (June 12, 2014) (notice); PennantPark Investment Corporation, et al. (File No. 812-14134), Release No. IC-31015 (April 15, 2014) (order); Release No. IC 30985 (Mar. 19, 2014) (notice); HMS Income Fund Inc., et al. (File No. 812-14016), Release No. IC-31016 (April 15, 2014) (order); Release No. IC 30984 (Mar. 18, 2014) (notice); NF Investment Corp., et al. (File No. 812-14161), Release No. IC 30968 (Feb. 26, 2014) (order), Release No. IC 30900 (Jan. 31, 2014) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC 30909 (Feb. 10, 2014) (order), Release No. IC 30855 (Jan. 13, 2014); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC 30807 (Nov. 25, 2013) (order), Release No. IC 30769 (Oct. 28, 2013) (notice) (order pending); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC 30754 (Oct. 23, 2013) (order), Release No. IC 30739 (Sept. 30, 2013) (notice); FS Investment Corporation, et al. (File No. 812-13665), Release No. IC 30548 (June 4, 2013) (order), Release No. IC 30511 (May 9, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Release No. IC 30526 (May 21, 2013) (order), Release No. IC 30494 (April 25, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (March 26, 2012) (order), Release No. IC-29968 (February 27, 2012) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (October 21, 2009) (order), Release No. IC-28931 (September 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice).

Capital Corporation and its affiliates, for which an order was granted on March 6, 2012, Ridgewood Capital Management, LLC and its affiliates, for which an order was granted on October 21, 2009 and Gladstone Capital Corporation and its affiliates, for which orders were granted on July 26, 2012 and November 22, 2005.~~13~~17

F. Applicants' Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Potential Co-Investment Transaction before investment, and other protective conditions set forth in this Application will ensure that <u>each of</u> the ~~Company is~~<u>Regulated Funds are</u> treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that GC Advisors or the principals of GC Advisors would not be able to favor <u>any Regulated Fund or</u> the Funds over ~~the Company~~<u>other Regulated Funds</u> through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for ~~the Company~~<u>a Regulated Fund</u> will also be an attractive investment opportunity for one or more<u> Regulated Funds and</u> Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to ~~either~~ the ~~Company~~<u>Regulated Funds</u> or the Funds as opportunities arise.

Applicants submit that the ~~Company~~<u>Regulated Fund</u>'s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

G. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for ~~a Fund~~<u>an Applicant</u> that falls within ~~the Company~~<u>a Regulated Fund</u>'s then-current Objectives and Strategies, GC Advisors will make an independent determination of the appropriateness of the investment for ~~the Company~~<u>each Regulated Fund</u> in light of the ~~Company's~~<u>their respective</u> then-current circumstances.

2. (a) If GC Advisors deems ~~the Company~~<u>a Regulated Fund</u>'s participation in any Potential Co-Investment Transaction to be appropriate for the ~~Company~~<u>Regulated Fund</u>, it will then <u>separately </u>determine an appropriate level of investment for ~~the Company.~~<u>such Regulated Fund</u>

(b) If the aggregate amount recommended by GC Advisors to be invested in the Potential Co-Investment Transaction by ~~the Company~~<u>each Regulated Fund</u>, together with the amount proposed to be invested by the Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each party will be allocated among them pro rata based on each party's total capital up to the amount

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~~13~~17   *See* note ~~12~~15 above.

proposed to be invested by each. GC Advisors will provide the Eligible Directors with information concerning each participating ~~Regulated Fund's and each participating~~ Fund's total capital to assist the Eligible Directors with their review of the ~~Company's~~ investments by each Regulated Fund for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), GC Advisors will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Fund and each Fund) to the Eligible Directors for their consideration. ~~The Company~~Each Regulated Fund will coinvest with one or more Regulated Funds and Funds only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of ~~the Company~~such Regulated Fund, or its stockholders on the part of any person concerned;

(ii) the ~~transaction~~Co-Investment Transaction is consistent with

(A) the interests of the ~~shareholders of the Company~~stockholders of such Regulated Fund; and

(B) the ~~Company's~~applicable then-current Objectives and Strategies of such Regulated Fund;

(iii) the investment by the other Regulated Funds and the Funds would not disadvantage ~~the Company~~such Regulated Fund, and participation by ~~the Company~~such Regulated Fund would not be on a basis different from or less advantageous than that of the other Regulated Funds and the Funds; provided that, if any ~~Fund~~party to the Co-Investment Transaction, but not ~~the Company itself~~such Regulated Fund, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) GC Advisors agrees to, and does, provide, periodic reports to the Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any ~~Fund~~party to the Co-Investment Transaction or any affiliated person of any ~~Fund~~party to the Co-Investment Transaction receives in connection with the right ~~of the Fund~~ to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Funds (who may, in turn, share their portion with their affiliated persons), and the ~~Company~~participating Regulated Funds in accordance with the amount of each party's investment; and

(iv) the proposed investment by ~~the Company~~such Regulated Fund will not benefit any Adviser, any Fund, any Regulated Fund, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except

(A) to the extent permitted by condition 13;

(B) to the extent permitted by section 17(e) or 57(k) of the 1940 Act, as applicable,

(C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or

(D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. ~~The Company~~Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. GC Advisors will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Regulated Funds and the Funds during the preceding quarter that fell within the ~~Company's~~ then-current Objectives and Strategies of such Regulated Fund that were not made available to ~~the Company~~such Regulated Fund, and an explanation of why the investment opportunities were not offered to ~~the Company~~such Regulated Fund. All information presented to the Board of each Regulated Fund pursuant to this condition will be kept for the respective life of ~~the Company~~such Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8, ~~the Company~~a Regulated Fund will not invest in reliance on the Order in any issuer in which any Regulated Fund, any Fund or any affiliated person of the Regulated Funds or Funds is an existing investor.

6. The ~~Company~~Regulated Funds will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for ~~the Company~~each participating Regulated Fund as for each participating Fund. The grant to a ~~Fund, but not the Company~~participant in a Co-Investment Transaction, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a) If any Regulated Fund or Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i) notify ~~the Company~~each Regulated Fund of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by ~~the Company~~each Regulated Fund in the disposition.

(b) ~~The Company~~Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Funds.

(c) ~~The Company~~Each Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation ~~of the Company and~~ each participating Regulated Fund and Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board of each Regulated Fund has approved as being in the best interests of ~~the Company the~~such Regulated Fund he ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of each Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, GC Advisors will provide its written recommendation as to the ~~Company's~~ participation by a Regulated Fund to the Eligible Directors, and ~~the Company~~each Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the ~~Company's~~ best interests of such Regulated Fund.

(d) ~~The Company~~Each participating Regulated Fund and each participating Fund will bear its own expenses in connection with any such disposition.

8. (a) If any Regulated Fund or Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i) notify ~~the Company~~each Regulated Fund of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by ~~the Company~~each Regulated Fund.

(b) ~~The Company~~Each Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of ~~the Company~~each participating Regulated Fund and each participating Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of each Regulated Fund has approved as being in the best interests of ~~the Company~~such Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, GC Advisors will provide its written recommendation as to the ~~Company's~~ participation by each Regulated Fund to the Eligible Directors, and ~~the Company~~each Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the ~~Company's~~ best interests of such Regulated Fund.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the ~~Company~~participating Regulated Funds'~~'s~~ and the participating Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by GC Advisors to be invested by ~~the Company~~a Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Regulated Funds and participating Funds in the same transaction, exceeds the amount of the opportunity;

then the amount invested by each such party will be allocated among them pro rata based on each party's total capital, up to the amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the other Regulated Funds and the Funds that ~~the Company~~each Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that ~~the Company~~a Regulated Fund considered but declined to participate in, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness for ~~the Company~~each Regulated Fund of participating in new and existing Co-Investment Transactions.

10. ~~The Company~~Each Regulated Fund will each maintain the records required by section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the 1940 Act), of any of the Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the ~~Company~~Regulated Funds and the Funds, be shared by the

~~Company~~Regulated Funds and the Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.   Any transaction fee[18] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) or 57(k), as applicable) received in connection with a Co-Investment Transaction will be distributed to the ~~Company~~participating Regulated Funds and the participating Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the ~~Company~~participating Regulated Funds and the participating Funds based on the amount they invest in such Co-Investment Transaction. None of the Advisers, the Funds, nor any affiliated person of ~~the Company~~any Regulated Fund will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the ~~Company~~participating Regulated Funds and the participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment advisory fees paid in accordance with their respective agreements between the Advisers and the ~~Company~~Regulated Funds or the Funds.

14.   If the Holders own in the aggregate more than 25% of the outstanding voting securities of the Shares, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

III.   PROCEDURAL MATTERS

A.   Communications

Please address all communications concerning this Application and the Notice and Order to:

David B. Golub
GC Advisors LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606

(312) 205-5050

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris
Michael L. Sherman
Dechert LLP
1900 K Street, N.W.
Washington, D.C. 20006

(202) 261-3300

B.   Authorization

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[18]   Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Pursuant to Rule 0-2(c) under the 1940 Act, Applicants hereby state that ~~the Company~~GBDC, by resolution duly adopted by its Board on March 5, 2010 (attached hereto as Exhibit A), has authorized its officers and that the chief executive officer of GCIC, pursuant to Article V, section 4 of the amended and restated bylaws of GCIC, is authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the ~~Company~~Regulated Funds, GC Advisors, the Funds, Fund GPs and Controlled Adviser says that he has duly executed the Application for and on behalf of the ~~Company~~Regulated Funds, GC Advisors, the Funds, Fund GPs or Controlled Advisers; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this ~~11~~28th day of ~~August, 2014.~~January, 2015.

GOLUB CAPITAL BDC, INC.

By: /s/ Ross A. Teune
Name: Ross A. Teune
Title: Chief Financial Officer

GC ADVISORS LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS V, L.P.
By: Golub GP V, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL PARTNERS VI, L.P.
By: Golub GP VI, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL PARTNERS VII, L.P.
By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VII, L.P.
By: Golub Offshore GP ~~VI~~, ~~LLC~~Ltd., its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Director

GOLUB CAPITAL PARTNERS VIII, L.P.
By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL PARTNERS ~~VII,~~**INTERNATIONAL VIII, L.P.**
By: Golub Offshore GP, Ltd., its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Director

GOLUB CAPITAL PARTNERS 9, **L.P.**
By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL ~~VII,~~**9,** **L.P.**
By: Golub Offshore GP, Ltd., its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Director

GOLUB CAPITAL ~~PARTNERS VIII, L.P.~~
~~By: Golub Onshore GP, LLC, its General Partner~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Managing Member~~**GOLUB CAPITAL PARTNERS** **INTERNATIONAL** ~~VIII, L.P.~~
~~By: Golub Offshore GP, Ltd., its General Partner~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Director~~

~~**GOLUB CAPITAL PARTNERS 9, L.P.**~~
~~**By: Golub Onshore GP, LLC, its General Partner**~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Managing Member~~

~~**GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P.**~~
~~**By: Golub Offshore GP, Ltd., its General Partner**~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Director~~**GOLUB CAPITAL** ~~INTERNATIONAL~~ **LTD.**
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GC 2009 MEZZANINE PARTNERS, L.P.
By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GEMS FUND, L.P.
By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P.
By: ~~GC Advisors~~Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: President

~~**GOLUB CAPITAL COMPANY V LLC**~~
~~**By: Golub Capital Partners V, L.P., its Managing Member**~~
~~**By: Golub GP V, LLC, its General Partner**~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Managing Member~~

~~**GOLUB CAPITAL COMPANY VI LLC**~~
~~**By: Golub Capital Partners VI, L.P., its Managing Member**~~
~~**By: Golub GP VI, LLC, its General Partner**~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Managing Member~~

GOLUB CAPITAL COINVESTMENT, L.P.
By: Golub Capital Coinvestment LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL CP FUNDING LLC

By: GC Advisors LLC, its Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL FINANCE, LLC
By: GC Advisors LLC, its Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GC FINANCE OPERATIONS LLC
By: Golub Capital Finance LLC, its Managing Member

By: /s/ David B. Golub
Name: David B. Golub
Title: Authorized Signatory

GC FINANCE OPERATIONS II, INC.
By: GC Advisors LLC, its Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL FINANCE FUNDING LLC
By: GC Finance Operations II, Inc., its Member
By: GC Advisors LLC, its Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL FINANCE FUNDING II LLC
By: GC Finance Guarantor, LLC, its Member
By: Golub Capital Finance LLC, its Managing Member
By: GC Advisors LLC, its Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL REVOLVER FUNDING LLC
By: GC Finance Operations, LLC, its Sole Member
By: GC Advisors LLC, its Investment Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL MANAGEMENT CLO 2007-1 LTD.
By: Golub Capital LLC, its Collateral Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL LTD. 2005-1
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS 2007-1 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL SENIOR LOAN OPPORTUNITY FUND LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GC INVESTMENT MANAGEMENT LLC

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB INTERNATIONAL LOAN LTD. I
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL FUNDING CLO-8 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 10 LTD.

By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 11 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 12 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 14 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 15 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 16 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 17 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 18(M) LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 19(B) LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

PEARLS X, L.P.
By: GC Advisors LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: President

SG-E2 LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB GP V, LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: Manager

GOLUB GP VI, LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: Manager

GOLUB ONSHORE GP, LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: Manager

GOLUB OFFSHORE GP, LTD.

By: /s/ David B. Golub
Name: David B. Golub
Title: Manager

GOLUB CAPITAL COINVESTMENT, LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: Manager

GOLUB DEBENTURE GP, LLC

By: /s/ Lawrence E. Golub
Name: Lawrence E. Golub

Title: Manager

GOLUB CAPITAL INCORPORATED

By: /s/ David B. Golub
Name: David B. Golub
Title: PresidentManager

GC SYNEXUS MASTER FUND, LTD.

By: GC Synexus Advisors, LLC, its investment manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GC SYNEXUS ADVISORS, LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL INTERNATIONAL MANAGEMENT LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL LLCINVESTMENT CORPORATION

By: /s/ David B. Golub
Name: David B. Golub
Title: President and Chief Executive Officer

GOLUB CAPITAL PARTNERS CLO 21(M), LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 22(B), LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 23(B), LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 24(M), LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 25(M), LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

SCHEDULE A

Controlled Advisers

GC Synexus Advisors, LLC
Golub Capital International Management LLC
GC Investment Management LLC

Existing Funds

Golub Capital Partners V, L.P.
Golub Capital Partners VI, L.P.
Golub Capital Partners VII, L.P.
Golub Capital Partners VIII, L.P.
Golub Capital Partners 9, L.P.
Golub Capital Partners International VII, L.P.
Golub Capital Partners International VIII, L.P.
Golub Capital Partners International 9, L.P.
Golub Capital International Ltd.
GC 2009 Mezzanine Partners, L.P.
GEMS Fund, L.P.
Golub Capital Pearls Direct Lending Program, L.P.
~~Golub Capital Company V LLC~~
~~Golub Capital Company VI LLC~~
Golub Capital Coinvestment, L.P.
Golub Capital CP Funding LLC
Golub Capital Finance, LLC
GC Finance Operations LLC
GC Finance Operations II, Inc.
Golub Capital Finance Funding LLC
Golub Capital Finance Funding II LLC
Golub Capital Revolver Funding LLC
Golub Capital Partners Ltd.
Golub Capital Management CLO 2007-1 Ltd.
Golub Capital Ltd. 2005-1
Golub Capital Partners 2007-1 Ltd.
Golub Capital Senior Loan Opportunity Fund Ltd.
Golub International Loan Ltd. I
Golub Capital Funding CLO-8 Ltd.
Golub Capital Partners CLO 10 Ltd.
Golub Capital Partners CLO 11 Ltd.
Golub Capital Partners CLO 12 Ltd.
Golub Capital Partners CLO 14 Ltd.
Golub Capital Partners CLO 15 Ltd.
Golub Capital Partners CLO 16 Ltd.
Golub Capital Partners CLO 17 Ltd.
Golub Capital Partners CLO 18(M) Ltd.
Golub Capital Partners CLO 19(B) Ltd.
Pearls X, L.P.
SG-E2 LLC
GC Synexus Master Fund, Ltd.
Golub Capital Partners CLO 21(M), Ltd.
Golub Capital Partners CLO 22(B), Ltd.
Golub Capital Partners CLO 23(B), Ltd.
Golub Capital Partners CLO 24(M), Ltd.
Golub Capital Partners CLO 25(M), Ltd.

Fund GPs

Golub GP V, LLC
Golub GP VI, LLC
Golub Onshore GP, LLC
Golub Offshore GP, Ltd.
Golub Capital Coinvestment, LLC
~~Golub Debenture GP, LLC~~

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated ~~August 11, 2014,~~January 28, 2015, for and on behalf of Golub Capital BDC, Inc., GC Advisors LLC, Golub Capital Partners V, L.P., Golub Capital Partners VI, L.P., Golub Capital Partners VII, L.P., Golub Capital Partners International VII, L.P., Golub Capital Partners VIII, L.P., Golub Capital Partners International VIII, L.P., Golub Capital Partners 9, L.P., Golub Capital Partners International 9, L.P., Golub Capital International Ltd., GC 2009 Mezzanine Partners, L.P., GEMS Fund, L.P., Golub Capital Pearls Direct Lending Program, L.P., ~~Golub Capital Company V LLC, Golub Capital Company VI LLC,~~ Golub Capital Coinvestment, L.P., Golub Capital CP Funding LLC, Golub Capital Finance, LLC, GC Finance Operations LLC, GC Finance Operations II, Inc., Golub Capital Finance Funding LLC, Golub Capital Finance Funding II LLC, Golub Capital Revolver Funding LLC, Golub Capital Partners Ltd., Golub Capital Management CLO 2007-1 Ltd., Golub Capital Ltd. 2005-1, Golub Capital Partners 2007-1 Ltd., Golub Capital Senior Loan Opportunity Fund Ltd., GC Investment Management LLC, Golub International Loan Ltd. I, Golub Capital Funding CLO-8 Ltd., Golub Capital Partners CLO 10 Ltd., Golub Capital Partners CLO 11 Ltd., Golub Capital Partners CLO 12 Ltd., Golub Capital Partners CLO 14 Ltd., Golub Capital Partners CLO 15 Ltd., Golub Capital Partners CLO 16 Ltd., Golub Capital Partners CLO 17 Ltd., Golub Capital Partners CLO 18(M) Ltd., Golub Capital Partners CLO 19(B) Ltd., Pearls X, L.P., SG-E2 LLC, Golub GP V, LLC, Golub GP VI, LLC, Golub Onshore GP, LLC, Golub Offshore GP, Ltd., Golub Capital Coinvestment~~, LLC, Golub Debenture GP, LLC, Golub Capital Incorporated~~ LLC, GC Synexus Master Fund, Ltd., GC Synexus Advisors, LLC, Golub Capital International Management LLC ~~or Golub Capital LLC~~, Golub Capital LLC, Golub Capital Investment Corporation, Golub Capital Partners CLO 21(M), Ltd., Golub Capital Partners CLO 22(B), Ltd., Golub Capital Partners CLO 23(B), Ltd., Golub Capital Partners CLO 24(M), Ltd. or Golub Capital Partners CLO 25(M), Ltd., as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GOLUB CAPITAL BDC, INC.

By: /s/ Ross A. Teune

Name: Ross A. Teune

Title: Chief Financial Officer

GC ADVISORS LLC

By: /s/ David B. Golub

Name: David B. Golub

Title: President

GOLUB CAPITAL PARTNERS V, L.P.
By: Golub GP V, LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub

Title: Managing Member

GOLUB CAPITAL PARTNERS VI, L.P.
~~**By: Golub GP VI, LLC, its General Partner**~~

~~By: /s/ David B. Golub~~

~~Name: David B. Golub~~

~~Title: Managing Member~~

~~**GOLUB CAPITAL PARTNERS VII, L.P.**~~
~~**By: Golub Onshore GP, LLC, its General Partner**~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Managing Member~~

~~**GOLUB CAPITAL PARTNERS INTERNATIONAL VII, L.P.**~~
By: Golub ~~Offshore~~ GP VI, ~~Ltd.~~LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: ~~Director~~Managing Member

GOLUB CAPITAL PARTNERS ~~VIII~~VII, L.P.
By: Golub Onshore GP, LLC, ~~its General Partner~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Managing Member~~

~~**GOLUB CAPITAL PARTNERS INTERNATIONAL VIII, L.P.**~~
~~**By: Golub Offshore GP, Ltd., its General Partner**~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Director~~

~~**GOLUB CAPITAL PARTNERS 9, L.P.**~~
~~**By: Golub Onshore GP, LLC, its General Partner**~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Managing Member~~

~~**GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P.By: Golub Offshore GP, Ltd.,**~~
its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: ~~Director~~   Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VII, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Director

GOLUB CAPITAL PARTNERS VIII, L.P.
By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VIII, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Director

GOLUB CAPITAL PARTNERS 9, L.P.
By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL 9, L.P.
By: Golub Offshore GP, Ltd., its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Director

GOLUB CAPITAL INTERNATIONAL LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GC 2009 MEZZANINE PARTNERS, L.P.
By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GEMS FUND, L.P.
By: Golub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P.
By: GC AdvisorsGolub Onshore GP, LLC, its General Partner

By: /s/ David B. Golub

Name: David B. Golub
Title: President

~~**GOLUB CAPITAL COMPANY V LLC**~~
~~**By: Golub Capital Partners V, L.P., its Managing Member**~~
~~**By: Golub GP V, LLC, its General Partner**~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Managing Member~~

~~**GOLUB CAPITAL COMPANY VI LLC**~~
~~**By: Golub Capital Partners VI, L.P., its Managing Member**~~
~~**By: Golub GP VI, LLC, its General Partner**~~

~~By: /s/ David B. Golub~~
~~Name: David B. Golub~~
~~Title: Managing Member~~

GOLUB CAPITAL COINVESTMENT, L.P.
By: Golub Capital Coinvestment LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: Managing Member

GOLUB CAPITAL CP FUNDING LLC

By: GC Advisors LLC, its Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL FINANCE, LLC
By: GC Advisors LLC, its Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GC FINANCE OPERATIONS LLC
By: Golub Capital Finance LLC, its Managing Member

By: /s/ David B. Golub
Name: David B. Golub
Title: Authorized Signatory

GC FINANCE OPERATIONS II, INC.
By: GC Advisors LLC, its Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL FINANCE FUNDING LLC

By: GC Finance Operations II, Inc., its Member
By: GC Advisors LLC, its Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL FINANCE FUNDING II LLC
By: GC Finance Guarantor, LLC, its Member
By: Golub Capital Finance LLC, its Managing Member
By: GC Advisors LLC, its Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL REVOLVER FUNDING LLC
By: GC Finance Operations, LLC, its Sole Member
By: GC Advisors LLC, its Investment Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL MANAGEMENT CLO 2007-1 LTD.
By: Golub Capital LLC, its Collateral Manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL LTD. 2005-1
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS 2007-1 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub

Name: David B. Golub
Title: President

GOLUB CAPITAL SENIOR LOAN OPPORTUNITY FUND LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL SENIOR LOAN OPPORTUNITY FUND LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GC INVESTMENT MANAGEMENT LLC

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB INTERNATIONAL LOAN LTD. I
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL FUNDING CLO-8 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 10 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 11 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 12 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 14 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 15 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 16 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 17 LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 18(M) LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 19(B) LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

PEARLS X, L.P.
By: GC Advisors LLC, its General Partner

By: /s/ David B. Golub
Name: David B. Golub
Title: President

SG-E2 LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB GP V, LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: Manager

GOLUB GP VI, LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: Manager

GOLUB ONSHORE GP, LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: Manager

GOLUB OFFSHORE GP, LTD.

By: /s/ David B. Golub

Name: David B. Golub
Title: Manager

GOLUB CAPITAL COINVESTMENT, LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: Manager

GOLUB DEBENTURE GP, LLC

By: /s/ Lawrence E. Golub
Name: Lawrence E. Golub

Title: Manager

GOLUB CAPITAL INCORPORATED

By: /s/ David B. Golub
Name: David B. Golub
Title: PresidentManager

GC SYNEXUS MASTER FUND, LTD.

By: GC Synexus Advisors, LLC, its investment manager

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GC SYNEXUS ADVISORS, LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL INTERNATIONAL MANAGEMENT LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL LLC

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL LLCINVESTMENT CORPORATION

By: /s/ David B. Golub
Name: David B. Golub
Title: President and Chief Executive Officer

GOLUB CAPITAL PARTNERS CLO 21(M), LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 22(B), LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 23(B), LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 24(M), LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

GOLUB CAPITAL PARTNERS CLO 25(M), LTD.
By: GC Investment Management LLC, its Manager

By: GC Advisors LLC, its Subadviser

By: /s/ David B. Golub
Name: David B. Golub
Title: President

**Resolution of the Board of Directors of
GOLUB CAPITAL BDC LLC**

RESOLVED, that the officers of ~~the Company~~GBDC be, and each of them hereby is, authorized in the name and on behalf of ~~the Company~~GBDC to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on March 5, 2010)

~~19427536.9~~20600531.8